UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Edward F. Crawford

Trustee

L. W. Van Loan Trust dated September 8, 2006

c/o The Crawford Group

6065 Parkland Boulevard

Cleveland, OH 44124

(440) 947-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037103

1	NAME OF REPORTING PERSON L. W. Van Loan Trust dated September 8, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 682,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 682,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 032037103

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 682,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 682,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032037103

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $1.00 per share (“Common Shares”) of the Ampco-Pittsburgh Corporation (the “Issuer”), 600 Grant Street, Suite 4600, Pittsburgh, Pennsylvania 15219.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

L. W. Van Loan Trust dated September 8, 2006

Edward F. Crawford

(b) The address for the Reporting Persons is as follows:

For the Trust:	c/o The Crawford Group
6065 Parkland Boulevard
Cleveland, OH 44124

For Mr. Crawford:	c/o The Crawford Group
6065 Parkland Boulevard
Cleveland, Ohio 44124

(c) Present Principal Occupation or Employment:

For the Trust: Not applicable

For Mr. Crawford: Ambassador

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization:

For the Trust: Ohio

For Mr. Crawford: Ohio

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The sources of the consideration for the purchases reported hereon consisted of personal funds of the Trust. The amount of the funds used by the Trust is described in Item 6.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

CUSIP No. 032037103

The Reporting Persons may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration or performance of other investments of the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On July 21, 2020, the Issuer filed an amendment to their registration statement on Form S-1/A with the Securities and Exchange Commission for a proposed rights offering (the “Rights Offering”) to its stockholders of record as of August 17, 2020.

Pursuant to the Rights Offering, each stockholder of the Issuer will have the right to purchase units at a subscription price of $1.5624 per unit (or $3.50 per whole share of common stock and Series A warrants to purchase a whole share of common stock). Each unit will consist of 0.4464 shares of common stock and a Series A warrant exercisable to acquire 0.4464 shares of common stock at an exercise price of $2.5668 (or $5.75 per whole share of common stock under the Series A warrants). Shares of common stock and Series A warrants comprising the units may only be purchased as a unit but will be issued separately (the “Subscription Rights”).

Pursuant to the Subscription Rights, stockholders will have the right to purchase a number of units equal to the number of shares of common stock the stockholders hold as of the record date. Should the stockholders exercise the Subscription Rights in full, they will have the right, or over-subscription privilege, to purchase additional units for which other rights holders do not subscribe.

The Reporting Persons intend to participate in the Rights Offering and exercise the Subscription Rights. However, they reserve the right to not participate in the Rights Offering or exercise the Subscription Rights in light of their continuing analysis, discussions and evaluation.

As of the date of this statement, aside from those described in this Item 4, the Reporting Persons do not have any plan or proposal which relates to or could result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 032037103

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Trust beneficially owns 682,000 shares of Common Stock, or approximately 5.33% of the outstanding Common Stock. All share percentage calculations in this Schedule are based on 12,794,148 shares of Common Stock outstanding as of June 23, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 26, 2020.

(b) Mr. Crawford, as Trustee of the Trust, has the sole power to vote and dispose, or direct the disposition of 682,000 shares of the Common Stock held by the Trust.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Trust made a series of open market purchases utilizing personal funds between June 1, 2020 and August 6, 2020, aggregating a total of 682,000 shares of Common Stock for an aggregate purchase price of $2,153,157.41.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 032037103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2020

/s/ Edward F. Crawford
Edward F. Crawford

2006 IRREVOCABLE TRUST OF LAURA W. VAN LOAN FOR THE BENEFIT OF MARY M. CRAWFORD By: Edward F. Crawford, its trustee

By:	/s/ Edward F. Crawford
	Name:	Edward F. Crawford
	Title:	Trustee